UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2016
Commission File Number: 001-35530
BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant's name into English)

73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST
Exhibit

99.1	Business Acquisition Report dated April 11, 2016

99.2	Separate audited financial statements of Isagen S.A. as at December 31, 2015, 2014 and 2013 for the years ended December 31, 2015, 2014 and 2013

99.3	Unaudited pro forma consolidated and combined financial statements of Brookfield Renewable Energy Partners L.P. and Isagen S.A. as at and for the year ended December 31, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2016	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited By: /s/ Jane Sheere Name: Jane Sheere Title: Secretary